EXHIBIT 1

YEAR 2014 / 4th QUARTER

RESULTS OF OPERATIONS

OF GLOBAL SOURCES LTD.

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 40 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.

We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.

We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Business Strategy

Our primary target market is comprised of professional small, medium and large-sized buyers and suppliers. Moreover, our focus is on verified suppliers and verified buyers. Our business strategy is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

The Global Sources strategy is built around the following four key foundations: to strengthen our position in the core, export-focused business; new product and market development; expansion in China’s domestic B2B market; and acquisitions, joint ventures, and alliances.

•	Strengthen position in core, export focused business. Our objective is to leverage the combined strengths of GlobalSources.com and the China Sourcing Fairs.

•	New product and market development. Our plans include the launch of new verticals and entries into new geographies.

•	Expansion in China’s domestic B2B market. We have more than a dozen individual media properties serving this market and plans include further development of these businesses and expansion into new verticals.

•	Acquisitions, joint ventures and/or alliances. We are focused on complementary businesses, technologies and products that will help us maintain or achieve market leading positions in particular niche markets.

Revenue

We derive revenue from two principal sources:

Online and other media services; and Exhibitions, trade shows and seminars.

Online and other media services consists of following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also offer banner advertising and publish digital magazines.

Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications.

We recognize revenue from our Online and Other Media Services ratably over the period in which the advertisement is displayed.

Exhibitions – trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in the fourth quarter of 2003. Subsequently, we launched China Sourcing Fairs events in Hong Kong, Dubai, Mumbai (which were moved to new Delhi in 2013), India, Johannesburg, South Africa, Miami, USA, Sao Paulo, Brazil and held many China Sourcing Fairs events since 2004. In August 2014, we launched China Sourcing Fairs events in Jakarta, Indonesia. We host domestic trade shows in China under our Global Sourcing Fairs brand. We also host our International IC China Conferences and Exhibitions in Shenzhen, China each year and host the China International Optoelectronic Expo as well as FashionSZshow in Shenzhen, China in the third quarter of each year. In March 2014, we held our new Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”) in Shenzhen, China. We moved our International IC China Conferences and Exhibitions in Shenzhen, China to third quarter of 2014 from first quarter last year and we did not host China Sourcing Fairs events in Dubai and in New Delhi, India in 2014.

We derive revenue primarily from rental of exhibit space, and also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. Our major China Sourcing Fairs in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year. As a result, second and fourth quarter revenues are expected to be higher than the first and third quarter revenue.

Consolidated Results

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$22,465	$25,036	$93,252	$104,629
Exhibitions	38,183	33,237	97,017	85,636
Miscellaneous	2,219	1,791	7,943	7,257
	62,867	60,064	198,212	197,522
Operating Expenses:
Sales	20,749	20,540	60,805	61,958
Event production	9,728	9,322	25,080	24,403
Community and content	7,800	7,079	26,843	27,481
General and administrative (Note 2)	12,375	16,126	52,631	50,272
Information and technology	3,171	3,090	12,683	12,729
Total Operating Expenses	53,823	56,157	178,042	176,843
Profit on sale of property	-	-	-	15,410
Profit from Operations	9,044	3,907	20,170	36,089
Net profit attributable to the Company’s shareholders	9,281	4,984	18,330	32,735
Diluted net profit per share attributable to the Company’s shareholders	$0.29	$0.14	$0.55	$0.91
Shares used in diluted net profit per share calculations	31,516,581	36,196,122	33,482,371	36,068,326

Note:	1. Online and other media services consists of:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$19,525	$21,712	$81,873	$91,422
Print services	2,940	3,324	11,379	13,207
	$22,465	$25,036	$93,252	$104,629

Note:	2. General and administrative expenses consist of:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
General and administrative expenses before amortization of intangible assets, impairment charge on intangible assets and foreign exchange losses (gains)	$9,957	$9,814	$40,307	$39,960
Amortization of intangible assets	1,149	1,138	7,496	3,235
Impairment charge on intangible assets	4	5,994	2,242	8,525
Foreign exchange losses (gains)	1,265	(820)	2,586	(1,448)
	$12,375	$16,126	$52,631	$50,272

The following table represents our revenue by geographical areas:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
China	$52,650	$49,318	$166,356	$163,107
Rest of Asia	9,026	9,582	27,068	29,891
United States	1,049	1,017	4,334	4,031
Europe	121	124	385	365
Others	21	23	69	128
Total revenue	$62,867	$60,064	$198,212	$197,522

Revenue

Our total revenue grew by 5% to $62.9 million during the three months ended December 31, 2014 from $60.1 million during the three months ended December 31, 2013. The growth resulted mainly from a growth in our exhibitions revenue off-set partially by a 10% decline in our online and other media services revenue. China accounted for 84% of total revenue during the three months ended December 31, 2014 compared to 82% during the three months ended December 31, 2013.

Our Online and Other Media Services revenue declined by 10% from $25.0 million during the three months ended December 31, 2013 to $22.5 million during the three months ended December 31, 2014, resulting mainly from a 9% decline in our Online and Other Media Services revenue in our China market. Our China market represented 79% of Online and Other Media Services revenue during the fourth quarter of 2014 compared to 78% during the fourth quarter of 2013. The decline in our Online and Other Media Services revenue resulted from a reduction of 10% in our revenue relating to hosting online websites for our customers and a 12% decline in our revenue relating to our print advertising services. A continued weak growth in China export market resulting from the global economic downturn coupled with various types of products and services launched by our competitors contributed to a reduced revenue yield from our customers, which impacted our fourth quarter online services revenue negatively and in addition, magazine advertising continues to be under pressure from the global shift by advertisers to alternative forms of advertising.

Our Exhibitions revenue grew by 15% to $38.2 million during the three months ended December 31, 2014 from $33.2 million during the three months ended December 31, 2013, resulting mainly from growth in our China Sourcing Fairs events in Hong Kong in the fourth quarter of 2014 as we launched our Mobile Electronics event in the fourth quarter of 2014.

Total revenue grew marginally to $198.2 million during the year ended December 31, 2014 from $197.5 million during the year ended December 31, 2013 resulting mainly from a 13% growth in our exhibitions revenue from our launching of the Mobile Electronics event in the fourth quarter of 2014 and our new SIMM machinery shows that we held in March 2014, off-set by an 11% decline in our Online and Other Media Services revenue.

Our Online and Other Media Services revenue declined by 11% to $93.2 million for the year ended December 31, 2014, as compared with $104.6 million for the year ended December 31, 2013, primarily due to an 11% decline in our China market. The decline in our Online and Other Media Services revenue resulted from a 10% decline in our revenue from hosting online websites for our customers and a 14% decline in our print advertising services revenue. A continued weak growth in China export market resulting from the global economic downturn coupled with various types of products and services launched by our competitors contributed to a reduced revenue yield from our customers, which impacted our online services revenue negatively and in addition, magazine advertising continues to be under pressure from the global shift by advertisers to alternative forms of advertising. China represented 79% of Online and Other Media Services revenue for the year ended December 31, 2014 and for the year ended December 31, 2013.

Our Exhibitions revenue grew by 13% from $85.6 million for the year ended December 31, 2013 to $97.0 million for the year ended December 31, 2014, mainly due to a growth in our China Sourcing Fairs events in Hong Kong in the fourth quarter of 2014 as we launched our Mobile Electronics event in the fourth quarter of 2014, our new SIMM machinery shows that we held in March 2014 and growth in revenue from our China Sourcing Fairs events in Hong Kong in the second quarter of 2014 and the new China Sourcing Fairs events in Jakarta, Indonesia that we launched in the third quarter of 2014, off-set partially by the cancellation of our China Sourcing Fairs events in Dubai in 2014, which we held in the second quarter of 2013, cancellation of our China Sourcing Fairs events in New Delhi, India in 2014, which we held in the fourth quarter of 2013 and a decline in booth sales in our China Sourcing Fairs events in Sao Paulo, Brazil. We reached an agreement with China tax authorities for VAT exemption for our exhibition events held outside of China and received a VAT refund of $1.3 million in the third quarter of 2014.

Operating expenses

Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn commission as a percentage of revenue generated. The commission expenses are expensed as incurred. For online and other media services, the commission expense is incurred when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is incurred when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.

Sales costs increased by 1% from $20.5 million during the three months ended December 31, 2013 to $20.7 million during the three months ended December 31, 2014. This was mainly due to an increase in sales commissions due to increase in revenue during the same period off-set partially by a decline in marketing fees.

Sales costs declined by 2% from $62.0 million during the year ended December 31, 2013 to $60.8 million during the year ended December 31, 2014. The decline in sales costs was mainly due to the decline in sales commissions relating to our online and other media services business due to a 11% decline in revenue off-set partially by an increase in marketing fees in the earlier quarters for the sales promotion activities carried out. As our new SIMM machinery shows held in the first quarter of 2014 are China domestic tradeshows, their sales costs are lower compared to the sales costs relating to our online and other media services business and our exhibitions held outside China.

Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased by 4% from $9.3 million for the three months ended December 31, 2013 to $9.7 million for the three months ended December 31, 2014. The increase resulted mainly from the event costs for our new China Sourcing Fairs Mobile Electronics event in Hong Kong that we launched in the fourth quarter of 2014, off-set by a decline in event organizing costs due to the cancellation of for our China Sourcing Fairs events in New Delhi, India in the fourth quarter of 2014.

Event production costs increased from $24.4 million for the year ended December 31, 2013 to $25.1 million for the year ended December 31, 2014. The increase was mainly due to increase in event production costs for our new SIMM machinery shows that we held in March 2014 and for our new China Sourcing Fairs events in Jakarta, Indonesia that we held in the third quarter of 2014 and the new China Sourcing Fairs Mobile Electronics event in Hong Kong that we launched in the fourth quarter of 2014. The increase in event production costs was off-set partially by a decline in such costs due to the cancellation of our China Sourcing Fairs events in Dubai and New Delhi, India in 2014, which we held in the second and fourth quarters, respectively, of 2013 and a decline in event organizing costs for our China Sourcing Fairs events in Sao Paolo, Brazil due to a decline in number of booths sold.

Community and Content. Community and content costs consist of the costs incurred for servicing our buyer community, for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs increased by 10% from $7.1 million during the three months ended December 31, 2013 to $7.8 million during the three months ended December 31, 2014 due mainly to increase in buyer promotion costs for our exhibition events.

Community and content costs decreased by 2% from $27.5 million during the year ended December 31, 2013 to $26.8 million during the year ended December 31, 2014 due mainly to the decline in bulk circulation costs, printing charges, paper consumption and reductions in our content management services costs off-set partially by an increase in buyer promotions costs for our exhibition events.

General and Administrative. General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities, amortization of software and intangible assets as well as the impairment charge of intangible assets that may arise.

We have issued share awards under an equity compensation plans (“ECP”), the Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under these plans, the share grants vest over a five-year period on a graded vesting basis, with 20% of shares vesting each year. The grantee is subject to the non-competition terms stipulated in the plan. There is no vesting condition other than the non-competition terms. Under the above plans, if the grantee fails to comply with the non-competition terms, his or her unvested shares may be forfeited. We recognize the intangible asset relating to the non-competition provisions of these awards at the fair value of the respective award. The intangible assets are amortized over the non-competition period on a straight line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

In December 2009, our subsidiary, eMedia Asia Limited, acquired a 70% interest in China International Optoelectronic Expo exhibition business. We recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

On April 2, 2011, our subsidiary, eMedia Asia Limited acquired a 100% interest in EDN China and EDN Asia publications business and recorded the acquired intangible assets at fair value of $1.6 million and goodwill of $2.0 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

On March 9, 2012, we acquired an 80% interest in FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair) in mainland China. We recorded the acquired intangible assets at a fair value of $20.4 million, goodwill of $5.0 million and related deferred tax liabilities of $5.1 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

On October 1, 2013, in view of the downward trend in fashion industry sector in China, management reviewed the useful lives of the trademarks intangible assets of the FashionSZshow business and revised the useful lives of the trademark intangible assets to seven years from the original seventeen years. The effect of this change in the accounting estimate was recognized prospectively from October 1, 2013.

Due to continuing decline in the economic climate in China especially in the high fashion industry sector and other factors, management noted a decline in booth sales for the 2014 event compared to the earlier projections. Accordingly, management performed an impairment review in the second quarter of 2014 which revealed a shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are computed using estimated growth rates. Based on the review, management determined that there was impairment to the intangible assets and recorded a further impairment charge of $2.2 million on trademark intangible assets in the general and administrative costs in the second quarter of 2014. The net book values of the intangible assets and goodwill relating to the FashionSZshow business as at December 31, 2014 were $8.9 million and $nil respectively.

We entered into an agreement in April 2013 to acquire a majority interest in the SIMM machinery shows business and paid an initial deposit of $2.2 million in the third quarter of 2013. The completion date of this transaction was January 1, 2014 and the results of the SIMM machinery shows business have been consolidated into our financial statements with effect from January 1, 2014. The amortization expense relating to the acquired intangible assets is included in the general and administrative costs. This transaction is discussed in detail under liquidity and capital resources section of this document.

General and administrative costs declined by 23% from $16.1 million during the three months ended December 31, 2013 to $12.4 million during the three months ended December 31, 2014, due mainly to reduction in impairment charge on goodwill and intangible assets relating to our FashionSZshow recorded in the fourth quarter of 2013 and the increases in amortization of intangible assets relating to our acquired SIMM machinery shows business discussed above, off-set partially by increase in exchange loss recorded by us on the revaluation of the foreign currency denominated monetary assets and liabilities into our reporting currency, the U.S. Dollar, due to the devaluation of the Renminbi in 2014.

General and administrative costs increased by 5% from $50.3 million during the year ended December 31, 2013 to $52.6 million during the year ended December 31, 2014, due mainly to increase in amortization of intangible assets relating to our acquired FashionSZshow business and SIMM machinery shows business, and foreign exchange losses recorded by us on the revaluation of the foreign currency denominated monetary assets and liabilities into our reporting currency, the U.S. Dollar, due to the devaluation of the Renminbi in 2014 and administrative costs relating to SIMM machinery shows business, off-set partially by reduction in impairment charge on goodwill and intangible assets relating to our FashionSZshow.

Information and Technology. Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online. Information and technology costs increased from $3.1 million for the three months ended December 31, 2013 to $3.2 million during the three months ended December 31, 2014 due to increase in payroll costs.

Information and technology costs remained at $12.7 million for the year ended December 31, 2014, the same as for the year ended 31 December 2013, due mainly to increase in payroll costs off-set by reductions in depreciation costs.

Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to consultants and to employees of third party service providers. We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.

The share grants to employees and non-employees vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors will be vested at the end of four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The Company accelerates the vesting of share grants in the event of death of an awardee or if the Company is in liquidation or in certain cases, if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the three months ended December 31, 2014 and the three months ended December 31, 2013 were $0.5 million and $0.6 million, respectively. The non-

cash compensation expenses for the year ended December 31, 2014 and the year ended December 31, 2013 were $1.9 million and $2.2 million, respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit from Sale of Property. In the first quarter of 2013 we sold 9,431 square feet of office space on the 26th floor of Southmark building in Hong Kong, China, and three car parking spaces, for a total cash consideration of approximately $9.0 million and recorded a profit on sale of property of $4.5 million resulting from this transaction. In the second quarter of 2013, we sold 1,939.38 square meters of office space on the 46th floor of a building in Shenzhen, China known as Excellence Times Square, for a total cash consideration of approximately $19.6 million and recorded a profit on sale of property of approximately $11.0 million and related taxes of $2.3 million resulting from this transaction. There were no such property sale transactions during the three months and year ended December 31, 2014.

Profit from Operations. The total profit from operations during the three months ended December 31, 2014 was $9.0 million as compared to $3.9 million during the three months ended December 31, 2013. Total profit from operations grew mainly due to growth in revenue and decline in general and administrative costs, off-set partially by increases in sales costs, event production costs and community and content costs.

The total profit from operations during the year ended December 31, 2014 was $20.2 million as compared to $36.1 million during the year ended December 31, 2013. The decline in total profit from operations resulted mainly as there is no profit on sale of property during the year ended December 31, 2014 and due to increases in event production costs and general and administrative costs, off-set partially by declines in sales costs and community and content costs.

Interest Income and gain on sale of available-for-sale securities. We recorded interest income of $0.3 million arising mainly from term deposits placed with banks during the three months ended December 31, 2014 compared to an interest income of $0.4 million during the three months ended December 31, 2013. The reduction was mainly due to reduction in our term deposits placed with banks in 2014 as we paid $50.0 million for our tender offer and $10.8 million for the second instalment of the purchase consideration for the SIMM machinery shows business acquisition during the second quarter of 2014.

We recorded interest income of $1.3 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the year ended December 31, 2014 compared to an interest income of $1.5 million during the year ended December 31, 2013. The decline in interest income was mainly due to the reduction in our term deposits placed with banks in 2014 as we paid $50.0 million for our tender offer and $10.8 million for the second instalment of the purchase consideration for the SIMM machinery shows business acquisition during the second quarter of 2014, off-set partially by the higher yield on the term deposits with the banks for the year ended December 31, 2014. We also recorded $0.01 million gain on sale of available-for-sale securities for the year ended December 31, 2014 compared to $0.06 million during the year ended December 31, 2013.

Interest expenses. Interest expense represents the unwinding of the discount on the contingent consideration payable for the acquisition of the SIMM machinery shows business.

Income Taxes. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $0.6 million during the three months ended December 31, 2014 and of $0.4 million during the three months ended December 31, 2013.

We reported a tax provision of $2.5 million for the year ended December 31, 2014 and of $4.8 million for the year ended December 31, 2013. The decline is mainly due to the $2.3 million tax expenses relating to the sale of property in Shenzhen, China recorded in the first half of 2013 and recognition of deferred tax assets and realization of deferred tax liabilities relating to our subsidiaries, off-set partially by tax provision on the profits for the SIMM machinery shows business recorded during the first half of 2014.

Net Profit Attributable to the Company. Net profit attributable to the Company grew from $5.0 million during the three months ended December 31, 2013 to $9.3 million during the three months ended December 31, 2014. The growth in net profit attributable to the Company resulted mainly from growth in revenue and reduction in general and administrative costs off-set partially by increases in sales costs, event production costs, community and content costs and income tax expense.

Net profit attributable to the Company declined from $32.7 million during the year ended December 31, 2013 to $18.3 million during the year ended December 31, 2014. The decline in net profit attributable to the Company resulted mainly from reduction in profit on sale of property, increases in event production costs and general and administrative costs off-set partially by declines in sales costs, community and content costs and income tax expense.

Diluted Net Profit per Share. The diluted net profit per share attributable to the Company’s shareholders increased from $0.14 for the three months ended December 31, 2013 to $0.29 for the three months ended December 31, 2014. The number of shares used for the computation of net profit per share declined from 36.2 million to 31.5 million resulting from the share repurchase discussed in the liquidity and capital section of this document.

The diluted net profit per share attributable to the Company’s shareholders declined from $0.91 for the year ended December 31, 2013 to $0.55 for the year ended December 31, 2014. The number of shares used for the computation of net profit per share declined from 36.1 million to 33.5 million resulting from the share repurchase discussed in the liquidity and capital section of this document.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2014 using cash generated from our operations and we had no bank debt as at December 31, 2014.

Net cash generated from operating activities was $32.3 million for the year ended December 31, 2014, compared to $31.1 million for the year ended December 31, 2013. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations. The majority of our customers in mainland China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.

Receivables from sales representative organizations declined from $10.6 million as at December 31, 2013 to $7.9 million as at December 31, 2014 resulting from expeditious transfer of collections by the sales representatives to our bank accounts. The receivables from sales representatives represent cash receipts from our customers, net of commissions and fees payable, and which are collected by the independent sales representatives on our behalf. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, our employees are the only authorized signatories for the withdrawal of cash from these bank accounts. We have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring the funds to us. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters, respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. In the third quarter of 2011, we purchased office space of approximately 6,668 square meters in a commercial building in Shanghai, China at a purchase price of approximately $52.0 million, to support our continued business expansion in China. In order to reduce our exposure to potential rental cost increases, in March 2013 we purchased office space of 36,822 square feet in a commercial building in Hong Kong SAR, which we were leasing for operational use. The payments for these acquisitions were funded from our internal cash resources. These buildings are situated on leasehold lands with lease periods ranging between 50 and 75 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term or 50 years, whichever is shorter.

On March 28, 2013, we sold office space on the 26th floor of Southmark building in Hong Kong SAR, which was recorded under property and equipment, comprising a total area of 9,431 square feet, and three car parking spaces, for a total cash consideration of approximately $9.0 million.

In May 2013, we completed the sale of 1,939.38 square meters of office space on the 46th floor of a building in Shenzhen, China known as Excellence Times Square, for a total cash consideration of approximately $19.6 million.

In order to reduce our exposure to potential rental cost increases, and to secure office space for our continued and uninterrupted operational use, we signed a sale and purchase agreement on January 20, 2014 for the purchase of commercial property on the eighth floor of No. 1 Sims Lane, Singapore, situated on freehold land, with a total gross floor area of approximately 22,496.50 square feet, together with appurtenant roof top accessory lots above the eighth floor which we were leasing for operational use for a total consideration of approximately $13.1 million. The transaction has been completed on February 10, 2014 and the total purchase consideration has been paid by us. The total cost of the purchase including the transaction costs of $13.8 million was recorded under property and equipment. We record the depreciation on the building portion of this asset on a straight-line basis over 50 years.

Based on the Company’s intention, the portion of the properties that is designated to generate rental income in the short to medium term has been classified as Investment Properties. The net book value of the portion of these properties classified as Investment Properties as at December 31, 2014 and as at December 31, 2013 was $85.5 million and $89.6 million respectively. The total net book value of these office properties including the portion classified as Investment Properties and the portion classified under Property and Equipment as at December 31, 2014 and as at December 31, 2013 was $142.2 million and $134.5 million respectively. The total market value of the office properties held as at December 31, 2014 and as at December 31, 2013 was $242.5 million and $229.4 million based on independent valuation reports prepared by Savills Valuation and Professional

Services Limited, Hong Kong for properties situated in Hong Kong SAR and China and by Savills Valuation and Professional Services (S) Pte Ltd, Singapore for the property situated in Singapore. We did not record the market valuation gains as we record our Property and Equipment and Investment Properties at cost less the accumulated depreciation.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in U.S. Treasury Bills, in term deposits with major banks and available-for-sale securities to generate interest income. The market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2014 were nil, $61.3 million and $4.0 million respectively, compared to the market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2013 of $13.2 million, $98.1 million and $6.4 million respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2014, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2014, such guarantee amounted to $0.003 million.

We did not recognize deferred income tax assets of $9.6 million in respect of losses as at December 31, 2014 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

In 2012 and again in 2014 we entered into venue license agreements for future exhibition events from 2015 to 2018 for a total amount of $46.2 million. The above agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As at December 31, 2014, we have paid approximately $5.4 million in aggregate under these agreements. The lease term of the venue license agreements entered in 2007 and 2010 with gross value of US$ 64.4 million as at December 31, 2013 has ended in 2014.

On February 4, 2008, our Board of Directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As at December 31, 2014, we have not bought back any of our shares under this program.

The Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”) currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machining Automation Exhibition and the Shenzhen International Metal Forming Machine Tool & Mould Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Metal Cutting Machine Tool Exhibition (the “Group B SIMM Events”). Topranch Limited (a company incorporated in the British Virgin Islands) through its subsidiaries owns a 70% interest in Group A SIMM Events and a 56% interest in Group B SIMM Events.

In April 2013, we entered into an agreement to acquire 100% interest in Topranch Limited, subject to closing conditions. These events are held annually in Shenzhen, China. The Group’s ownership interest in these events will further assist the Group to establish a strong presence in a fast-growing market in mainland China and will enable the Group to take advantage of the market opportunities.

The total consideration for this acquisition is approximately $16.3 million. We paid an initial deposit of $2.2 million in the third quarter of 2013 and paid the second instalment of $10.8 million in April 2014. The balance of cash consideration of $3.3 million is payable in several instalments over next three years upon certain conditions being fulfilled.

We expensed $0.2 million legal and other costs relating to this acquisition in 2013. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction cost, which will be expensed upon payment.

The completion date of the transaction was January 1, 2014 and the results of the acquired entities have been consolidated into our financial statements in the first quarter 2014. The contingent consideration is measured at fair value on the date of acquisition and held as a financial liability on the balance sheet. We recorded this acquisition as a business combination. The purchase price allocation was completed in the fourth quarter of 2014 and we recorded the acquired intangible assets of $16.5 million and the related deferred tax liabilities of $4.1 million and goodwill of $9.0 million in connection with this acquisition. A majority of the intangible assets have useful lives of 10 years. The amortization expense relating to these acquired intangible assets of $ 0.3 million and $3.9 million was included in the general and administrative costs in the consolidated income statement for the three months and the year ended December 31, 2014. Correspondingly, we recorded $0.1 million and $1.0 million credit to income tax expense, in relation to the deferred tax liabilities arising from these intangible assets in the consolidated income statement for the three months and the year ended December 31, 2014. We recorded a non-controlling interest of $4.7 million for this acquisition based on the proportionate share of the identifiable net assets of the acquiree.

On March 11, 2014, our Board of Directors authorized the repurchase of up to 5,000,000 of our issued and outstanding common shares, representing approximately 14.4% of the total number of our common shares issued and outstanding as at February 28, 2014, by tender offer at a purchase price of $10.00 per share. As more than 5,000,000 shares were properly tendered and not properly withdrawn, as per terms of the tender offer the shares were purchased, first, from all holders of “odd lots” of fewer than 100 shares who properly tender all of their shares and did not properly withdraw them before the expiration date; and second, from all other shareholders who properly tender shares, on a pro-rata basis. The total purchase consideration for this tender offer was $50.0 million. The offer commenced on April 30, 2014. As per the final count, the number of shares properly tendered and not properly withdrawn was greater than the number of shares that the company offered to purchase. Therefore, it was necessary to apply the odd lot priority and prorating provisions described in our offer to purchase. The Company accepted approximately 15.17% of the shares properly tendered and not properly withdrawn by each shareholder, in addition to the tendered shares with odd lot priority. The Company issued payment of $10.00 per share for all the shares purchased. The repurchase was completed by June 6, 2014 and we paid total $50.0 million in purchase consideration to the tendering shareholders. We funded this share repurchase from our cash balance on hand. We are holding the repurchased shares as treasury shares.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

Recent Accounting Pronouncements

The following recent accounting pronouncements are applicable for accounting periods beginning on January 1, 2014:

i.	Amendment to IAS 36, ‘Impairment of assets’
ii.	Amendment to IAS 32, ‘Financial instruments:Presentation’

The following recent accounting pronouncement is applicable for accounting periods beginning after the final standard is announced and comes into effect:

i.	IFRS 9, “Financial instruments”
ii.	IFRS 15, “Revenue from contracts with customers”

The above accounting pronouncements are discussed in detail in the following paragraphs:

Amendment to IAS 36, ‘Impairment of assets’ on recoverable amount disclosures. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. We adopted Amendment to IAS 36 for the accounting period beginning on January 1, 2014 and the adoption of this standard is not expected to have a significant impact on our financial statements.

Amendment to IAS 32, ‘Financial instruments:Presentation’ on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. We adopted Amendment to IAS 36 for the accounting period beginning on January 1, 2014 and the adoption of this standard did not have a significant impact on our financial statements.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. We are currently assessing the impact of the adoption of IFRS 9 on our financial statements.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a goods or service and thus has the ability to direct the use and obtain the benefits from the goods or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. We are currently assessing the impact of the adoption of IFRS 15 on our financial statements.

Qualitative and Quantitative Disclosures about Market Risk

During the year ended December 31, 2014 and the year ended December 31, 2013, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2014 and the year ended December 31, 2013, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements

Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.